

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

John Naccarato
General Counsel
Algoma Steel Group Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4, Canada

> **Re: Algoma Steel Group Inc.**
> **Registration Statement on Form F-4**
> **Filed July 7, 2021**
> **File No. 333-257732**

Dear Mr. Naccarato:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 Filed July 7, 2021

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of Legato and Algoma, page 35

1. You disclose that the unaudited pro forma book value information and the weighted average shares outstanding and net earnings per share information reflect the merger as if it had occurred on March 31, 2021. Please be advised that the weighted average shares outstanding and net earnings per share information should be determined assuming the merger occurred on April 1, 2020. Please clarify or revise accordingly.

2. In regard to the per share information you present, please address the following:
   • Revise the current column header to appropriately label historical columns and combined pro forma columns;

- Clarify that equivalent pro forma per share amounts would be equal to combined pro forma per share amounts due to the exchange ratio of 1:1 on a post stock split basis;
- Provide us your calculation of book value per share for Legato, it appears the amount you currently present may improperly include the balance of common stock subject to redemption in the numerator;
- Provide us your calculation of pro forma book value per share assuming no redemptions, it appears the amount you currently present may improperly be designated as a negative amount; and
- Clarify in footnote (1) that book value per share is calculated using shares issued and outstanding as of the end of the period. In this regard, we note that you refer to Legato's historical "weighted average shares outstanding" in the second sentence.

Certain Unaudited Prospective Financial Information Regarding Algoma, page 93

3. Please revise to disclose the "number of assumptions" underlying the projected financial information. Also revise to explain how those assumptions relate to the projected financial information for Algoma. Quantify the disclosure to the extent possible.

Proposed EAF Mill to Transform Operations, page 153

4. Please revise to clarify the status of your intended shift to EAF steelmaking. Also revise to discuss the amount of capital that will be required to complete this shift and the intended source of funds.

Selected Historical Financial Data of Algoma, page 180

5. It appears the amount of Total Shareholder's Equity as of March 31, 2021 disclosed here is not consistent with the amount presented in the balance sheet on page F-7. Please clarify or revise.

Algoma's Management Discussion and Analysis of Financial Condition and Results of Operations
General, page 182

6. We note for the year ended March 31, 2019, you present combined results of operations of the predecessor for the eight months ended November 30, 2018 and of the successor for the four months ended March 31, 2019 in MD&A and in other disclosures throughout the filing. It is not clear how you determined it is appropriate to combine the results of the predecessor and successor for pre-and post-acquisition periods without reflecting relevant pro forma adjustments that would be required by Article 11 of Regulation S-X. Please explain why you believe the current presentation is appropriate or supplement your discussion of historical results by providing pro forma financial information for fiscal 2019 prepared in accordance with Article 11 of Regulation S-X. In this regard, please explain how the pro forma information is derived, including the nature and impact of pro forma adjustments, in order to facilitate an understanding of the information being

presented.

EBITDA (i), page 191

7.   We note you present a non-IFRS measure you identify as EBITDA, as well as related margin and ton amounts, in MD&A and throughout the filing. Please address the following:
   • Since the measure you present is adjusted for items in addition to what the acronym indicates either revise the measure you present to only include the adjustments defined in the acronym or retitle the non-IFRS measures you present to clearly indicate that they include additional adjustments. Refer to Question *103.01* of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
   • Ensure you always present the most directly comparable IFRS measures, including related margin and ton amounts, with greater prominence. Refer to Question *102.10* of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
   • Tell us how you considered Question *100.03* of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In this regard, we note you adjust your non-IFRS measure for expenses but not for the COVID relief you received in the current year.
   • We note you present certain metrics in the filing, including sales and costs on a per ton basis, comply with all the requirements of SEC Release No. 33-10751.

Financial Resources and Liquidity
Cash Flow Generated by (Used in) Operating Activities, page 194

8.   Please provide a more robust analysis of the changes in net cash generated by (used in) operating activities. Your analysis should quantify all factors cited and address the material drivers underlying those factors. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how and why operating cash between comparative periods changed. Refer to Section IV.B of SEC Release 33-8350.

Capital Resources - Financial Position and Liquidity, page 196

9.   We note from your disclosure on page 197 that you have significant amounts of contractual obligations due in the near term, and that you expect to finance these contractual obligations through cash flow from operations and funds from your Revolving Credit Facility. It is not clear that cash flow from operations and available borrowings under the Revolving Credit Facility will be able to support these contractual obligations. Please disclose in greater detail management's plans for meeting these contractual obligations and the risks and consequences of not meeting them. In addition, please address the estimated costs, timing, and funding sources for the proposed EAF Transformation.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information
Description of the Transaction, page 201

10.   Please revise your disclosures to more fully explain the primary reason for the material
        listing expenses. In this regard, it appears that the material listing expenses are essentially
        due to the fact that the fair value of the Algoma common shares being issued to the Legato
        Founders is substantial greater than the amount the Legato Founders paid to acquire their
        common shares of Legato.

Unaudited Pro Forma Condensed Combined Balance Sheet - As of March 31, 2021, page 203

11.   Please disclose the historical and pro forma common stock issued and outstanding on the
        face of the pro forma balance sheet.

12.   We note that the pro forma amount of cash under the maximum redemption scenario is
        less than $200 million. Given the disclosures throughout the filing regarding the minimum
        cash requirement of $200 million that may be waived by Algoma, please clarify if Algoma
        has elected to waive this requirement.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Net Loss - For the
Twelve Months Ended March 31, 2021, page 206

13.   Please disclose historical and pro forma basic and diluted earnings per share.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information
2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 207

14.   Refer to the Legato Statement of Net Income for the period from June 26, 2020 through
        March 31, 2021 on page 207. In order for investors to more easily reconcile the
        disclosures in the pro forma Statement of Net Loss to Legato's historical financial
        statements, please revise note 2 to separately present the amounts from Legato's audited
        financial statements for the period ended December 31, 2020 and the period ended March
        31, 2021 to reconcile to the amounts presented for the twelve months ended March 31,
        2021 in the pro forma statement of Net Loss.

15.   Refer to adjustments (1)(f) and (2)(f) on pages 209 and 210. Please expand the footnotes
        to disclose and discuss how you determined the estimated fair value of the earnout shares
        and provide a sensitivity analysis that discloses the potential impact changes in the post
        merger stock price would have on the pro forma balance sheet and pro forma statement of
        net loss.

3. Loss Per Share, page 210

16.   Please consistently present the pro forma net losses from continuing operations
        attributable to shareholders disclosed on page 211 with the amounts disclosed in the pro
        forma statement of net loss on page 206.

<u>Comparison of Rights of Algoma Shareholders and Legato Stockholders, page 253</u>

17.   Please provide your analysis of whether the changes described in this section are required to be presented as separate proposals.

<u>Financial Statements of Algoma for the Year Ended March 31, 2021</u>
<u>7. Revenue and Segmented Information, page F-20</u>

18.   Please disclose the amount or percent of revenue attributable to the customer who represented greater than 10% of total revenue during the year ended March 31, 2020 and during the four and eight month periods ended March 31, 2019 and November 30, 2018 as required by IRFS 8.34.

<u>Unaudited Financial Statements of Legato Merger Corp for the Quarter Ended March 31, 2021</u>
<u>Note 5 - Commitments and Contingencies</u>
<u>Registration Rights, page F-53</u>

19.   Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering common stock.

<u>Note 11 - Subsequent Events, page F-68</u>

20.   It is not clear why the disclosures following the subsequent events footnote on pages F-68 to F-70 have been included in the interim financial statements. Please advise or revise.

<u>Exhibits</u>

21.   Please file the exhibit required by Item 601(b)(8) of Regulation S-K. In this regard, we note the disclosure that the parties "intend" to have the merger qualify as a reorganization. If counsel cannot provide a "will" opinion regarding the tax consequences of the transaction, it should explain the reasons for the uncertainty and the disclosure should describe the risks to investors.

22.   Please file as exhibits the agreements mentioned in your disclosure beginning on page 231.

<u>General</u>

23.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company. Please also quantify the fees, loans and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

24.   Please disclose the sponsor and its affiliates' total potential ownership interest in the

combined company, assuming exercise and conversion of all securities.

25. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

26. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

27. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

28. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

29. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

30. Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

31. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Perry Hindin at 202-551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing